E.ON’s offer for Endesa Madrid, February 21, 2006

Presentation by:
Dr. Wulf H. Bernotat
Chairman of the E.ON AG Board of Management and CEO

Please check against delivery

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

We have convened this conference to explain E.ON’s offer to acquire 100 percent of the outstanding shares in Endesa, following our submission to the CNMV and press release earlier this morning. This presentation provides an overview of the transaction structure and expected timetable, and a detailed explanation of the strategic, economic, and financial logic of the transaction for the E.ON Group and its investors.

Following discussions with Endesa management, E.ON has today submitted an all cash offer for 100 percent of Endesa’s shares for 27.50 Euros per share. This amounts to a total consideration of 29.1 billion Euros for the equity of Endesa. This is the largest acquisition in the history of the E.ON Group, and indeed in the power industry as a whole. It represents a major step forward in broadening the Group’s geographic scope and in implementing our vision to create the world’s leading power and gas company.

When we committed ourselves to further growth last year, we made it clear that we would do so only where it met our strategic and financial criteria. Indeed, I gave you my personal commitment to delivering that objective. I am therefore delighted to announce that this transaction delivers on that promise: it combines a compelling strategic rationale with very strong financials.

Moreover, not only will it create value for our shareholders, it will benefit all of our stakeholders: it creates a business capable of investing in the long term in Europe’s energy infrastructure; and it creates enhanced career opportunities for the employees of both Endesa and E.ON.

The offer price is 27.50 € per share in cash, which amounts to an enterprise value of 55.2 billion Euros, divided between equity of 29.1 billion Euros, and debt, provisions and minorities of 26.1 billion Euros. This will be subject to adjustment up to the amount of dividend

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

payments before closure, if any. Given that this represents a premium of 48.2 percent to Endesa’s undisturbed share price, we envisage that Endesa’s management will be supportive of our approach.

The offer is also subject to a number of conditions, namely, the CNMV’s approval of the offer document, Endesa shareholders approval to waive certain restrictions in its articles of association, and at least a 50.01 percent acceptance from Endesa shareholders. Given the value of the offer we have made today, however, and the discussions we have had already with Endesa, we do not see any major obstacle to satisfying these conditions. We therefore envisage closing by midyear 2006.

In strategic terms, this transaction is a major step forward for the E.ON Group in delivering its vision to create the world’s leading power and gas company. Indeed, the combination of E.ON and Endesa is an outstanding fit which:

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First, combines E.ON’s compelling quality scale across the European gas and power markets, with the excellent positions of Endesa in Southern Europe, to create a business with unrivalled geographical scope.

•	Second, combines E.ON’s high quality asset portfolio with Endesa’s outstanding position in fast growing markets, to give excellent opportunities to grow the business further.

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And third, brings together two businesses with the same vision of creating a leading integrated power and gas business, with the ability to invest for the long term to create enduring value for both our investors and our customers.

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

In summary, the transaction brings together two businesses with complementary skills and assets, and with a common view of the right strategic business model to deliver long term value for stakeholders.

As I have already stated, this offer follows our decision last year to pursue further growth options. We made that decision because we believed that it was the right time to look for further growth for two reasons:

•	First, following our early success in delivering the integration and performance targets we set after the on.top project; and

•	Second, because of the favorable market conditions and outlook which our strong financial position gave us the unique opportunity to exploit.

We believe that this transaction shows we made the right judgment, and demonstrates that we have the capability to set clear and consistent strategic objectives, and then to deliver against them.

Looking in more detail at the market position of the combined E.ON-Endesa Group, it is worth reflecting for a moment on just how robust and compelling this combination is.

•	In Europe, the business will have power and gas sales of 515 TWh and 931 TWh respectively, over a base of 41 million customers, and total power production of 327 TWh.

•	In the America’s, the business will have a balanced portfolio of around 94 TWh power production and sales and a base of around 13 million customers.

•	In addition, the combined business will have a greatly diversified earnings profile in comparison to the existing E.ON

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

Group, with around 40 percent of EBITDA coming from outside of E.ON’s traditional Northern European markets.

The combination of E.ON and Endesa also brings the following opportunities for future value creation:

•	First, it creates Europe’s leading energy business in a ‘single shot.’

•	Second, it gives the opportunity for future growth.

•	Finally, it creates a business with world class scale.

I would now like to talk about each of these opportunities in a bit more detail.

Looking at the transaction specifically from a European perspective, I first want to mention some of the key trends that are currently shaping the European energy landscape which have had a major impact on our strategic thinking in relation to this transaction.

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The first key trend has been the rapidly evolving competitive landscape, with privatization and consolidation continuing over the last 12 months, and with further activity from the European Commission, looking at how the now liberalized but fragmented European energy markets can be developed into a single European energy market.

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The second key trend is the challenge of renewing and developing Europe’s energy infrastructure to cope with a decline in indigenous gas production, and to renew and develop a large part of Europe’s power infrastructure.

We strongly believe that quality assets, skills, experience, and scale will be key competitive advantages in the face of these trends.

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

This is why E.ON has always emphasized the importance of creating leading market positions as a key source of competitive advantage - both to create economies of scale to reduce costs, and to manage volatile commodity markets to reduce risks. This transaction is fully in line with this philosophy, as it gives us a leading position in all of Europe’s regional power markets.

In addition - and not factored into our valuation - the diversity of the combined business will give us the opportunity to extract further cost and revenue synergies, ranging from cost sharing and joint procurement activities, through operational best practice transfer, to improved risk management and commodity optimization.

Moreover, in addition to the short term opportunities created from this pan-European platform, this transaction places E.ON in a unique position, over the longer run, to develop the business into the market leader in the evolving pan-European market.

The EU’s long term vision is to develop a pan European electricity market with increased interconnection and integration of power exchanges. E.ON sees this vision as a natural development of European energy market liberalization, and as a key step in driving out long term value from our business model. Indeed, we fully support the EU’s vision and we are committed to strengthening the interconnection of the European markets in order to play our full part in realizing the vision of a Single European Market.

Looking in more detail at the specific markets in which Endesa operates, Spain is clearly the most important, and is highly attractive, for several reasons:

•	First, it is one of Europe’s largest and fastest growing energy markets: First it is the 5th largest power market with total consumption of 240 TWh per year, and the 6th largest gas market with over 340 TWh per year. Year on year growth for the past 5 years has been over 5 percent for power and 7.3 percent for gas.

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

•	Second, Endesa has a leading position in the market with a #1 position in power generation with 22 GW of capacity, and a leading position in power supply with 12 million customers. Endesa also has a strong position in gas supply with 6 bcm of long term contracts and with shares in new LNG re-gasification terminals with around 10 bcm of capacity.

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Finally, the Spanish market also has the potential for gas-power convergence at both the wholesale and retail level, given both the strong growth in CCGT capacity and the strong growth in retail gas demand. Endesa’s assets, coupled with E.ON’s experience, put the combined group in an excellent position to take advantage of this trend.

In addition, Endesa has also built up a strong position in the Italian market, and has developed, or is developing, a foothold in the French and Polish markets. In Italy, Endesa has the #3 position in the power market with 6.6 GW of capacity, and has access to future LNG import capacity of 2 bcm. This combines neatly with E.ON’s existing plans to build an 800 MW CCGT power station in Northern Italy, and our existing base of 750 thousand gas customers.

In France, meanwhile, Endesa has a capacity of 2.5 GW, and in Poland Endesa has recently reached preliminary agreement to acquire Dolna Odra, 2 GW of coal fired capacity. Again, these positions combine neatly with the existing positions that E.ON already has in energy sales in these markets.

Outside of Europe Endesa has also developed a strong position in the Latin American market, which, as well as being a strong and stable business in itself with an attractive cash generation profile, also provides an excellent platform for further growth. In the LatAm market as a whole, Endesa has a balanced position between power generation and distribution with 58 TWh of predominantly hydro production and 55 TWh of sales across a base of 11 million customers.

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

In addition, the LatAm outlook is now much improved following the recovery of most countries from the economic crisis of a few years ago. In particular Chile - the core country of Endesa’s LatAm business - represents an attractive opportunity for future growth. The Chilean market has a stable regulatory framework, a strong A country rating, coupled with a strong historical growth rate of 5 percent annual average growth from 2001 to 2005. This compares very favorably with a number of E.ON’s existing European markets.

In summary, the markets in which Endesa has gained a strong position give new opportunities for growth, with historical average annual growth rates ranging from over 5 percent in Spain and LatAm to just over 2 percent in Italy. Moreover, this growth does not come at the expense of excessive risk.

I want to finish on the strategic aspects of the transaction by making a few observations about the absolute scale of the combined business, post acquisition. As I have already said, the new business will be the largest power and gas company in the world but, even more importantly, it will also have the scale of a global major. This is strategically important for two reasons:

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First, it means that the Group has the scale and resources to fund major capital investments on balance sheet, and to bear the risks of investing for the long term into some of the world’s most volatile commodity markets.

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Second, the combined purchasing power of the Group - with over 50 million customers - means that we can secure the best deal for all of our customers, by leveraging their collective strength in negotiations with primary energy producers.

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

As far as the Group structure is concerned, we do not see any need to make a significant change to the existing structure of E.ON. We have already proved the value of our market unit structure, having driven out significant value from integration and best practice transfer since we completed the on.top project: we see no need to revise this successful structure now.

This means that Endesa will be responsible for managing the market unit Southern Europe and Latin America, and will have full operational responsibility for delivering this market unit’s business plan. In turn, this means that there will be no redundancies caused by the combination of Endesa and E.ON, and Endesa will retain both the integrity of their existing business and a high degree of operational independence.

Moreover, Endesa’s management and employees will have an excellent opportunity to make a significant contribution to shaping and driving performance in the combined business, just as employees who have joined the Group from previous acquisitions have done so. The One.E.ON philosophy is all about making the best use of the talent we have across the Group - and we look forward to bringing our new colleagues into the fold.

Indeed, we intend to take full advantage of one of Endesa’s key areas of expertise immediately, namely, their Centre for Excellence in Distribution based in Barcelona. Our intention is to build this into a Global Centre of Excellence which will serve as a key resource for the entire E.ON Group. This will enable us to combine the experience of Endesa in driving outstanding performance in efficient network operations, with the best in class performance of E.ON in network reliability. Moreover, this clearly demonstrates our commitment to maintain and develop Spain as a global center of expertise for the E.ON Group.

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

As well as maintaining our Group structure, our existing management philosophy will also continue to apply across the Group post acquisition. This means:

•	First, a strong focus on integrating the new business into the Group, coupled with a continued push for improved perfor-mance across all existing market units to drive out short term value.

•	Second, maintaining a disciplined approach to investment, with priority on continuing to strengthen our integrated power and gas business in existing markets.

•	Third, maintaining a policy of active portfolio management, with periodic review of the strategic fit and value creation potential of all our activities.

•	And, last but not least, strong financial discipline with continued commitment to maintaining a strong balance sheet, thus giving us the ability to fund our long term capital investment aspirations.

Looking specifically at the financial implications, the transaction is also excellent news for the E.ON Group and its investors. The acquisition is earnings enhancing following the first full year of acquisition, and delivers returns above cost of capital. Indeed, absolute value added for the E.ON Group will be increased significantly in the first full year after acquisition.

Additionally, the new business brings new growth potential, a more efficient capital structure, and hence lower cost of capital, and potential further upside from additional synergies that has not yet been factored into our evaluation.

E.ON AG, Madrid, February 21, 2006
Presentation by Dr. Wulf H. Bernotat

E.ON’s offer amounts to a cash payment of 29.1 billion Euros. We will fund the offer via debt and existing resources, and we have already secured credit facilities.

We are committed to maintaining a single A flat rating (A/A2) post transaction completion, and we are confident that this can be achieved given the resulting financial structure. Nevertheless, if necessary to support this rating we are prepared to issue new equity equivalent instruments or new equity, up to a value of no more than 10 percent of total share capital.

There will also be no change in our dividend policy going forward: we will propose a dividend to our Supervisory Board of 7.00 Euros per share for the Annual General Meeting. This dividend comprises our already announced special dividend from the sale of our Degussa shareholding of 4.25 Euros per share, and an ordinary dividend of 2.75 Euros per share.

In summary, E.ON is able to finance the transaction without affecting the commitments we have made to our shareholders, and without affecting the existing capital expenditure plans of either E.ON or Endesa.

In conclusion, this transaction represents a transforming acquisition for E.ON, which we believe is in the interests of all of our stakeholders:

•	For shareholders it creates a business capable of generating long term value through driving out the immediate benefits of best practice transfer and integration, while creating a platform to manage the transformation to a single market within Europe, and delivering further growth outside Europe.

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For customers, in both Spain and the EU as a whole, it creates a business with the scale and long term commitment to invest in renewing and developing Europe’s energy infrastructure, and the scale and scope to ensure that Europe’s energy consumers can continue to get the best long term deal in the international energy markets.

•	For the employees of Endesa, it provides an opportunity to play an active role in shaping the future of the combined group.

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Finally, for Europe as a whole, it produces a business with the shared vision to deliver the Single European Market, with more efficient commodity markets, greater security of supply, and more effective use of the EU’s energy infrastructure.

In short, it creates the world’s leading power and gas company.
Thank you for your attention ladies and gentlemen. We will now answer your questions.

This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.